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MARTINGALE



FOR MORE INFORMATION CONTACT **CHRIS TAYLOR** | CHRIS@ADVENTUSFILMS.NET | 206-260-2077

LOCATIONS



Apartment





Casino



Bar



Upscale Home





M I S E - E N - S C E N E









A neo-noir, suspense/drama, *Martingale* utilizes lots of shadow, disguising our characters and sometimes obscuring their emotions. They wil often blend in to the backgrounds, allowing the mise-en-scéne to take on a character of its own.

CINEMATOGRAPHY



Cinematographers like Igor Martinovic (*Wormwood, House Of Cards*), Robert Elswit (*Nightcrawler*, all Paul Thomas Anderson's movies) and *Jeff Cronenweth* (The Girl With The Dragon Tattoo, most of David Fincher's movies) provide much of the inspiration for *Martingale* in style and approach. The lighting is usually low-key and authentic and the framing is traditional.

DANNI









Danni knows what failure feels like. Her marriage, her career, her ability to obey the law: they've all gone out the window at one point. Unfortunately though, the idea of also failing as a mother has stuck with her for the last two years. But her desperation to make things right, at least in her eyes, stays firm, even if it means taking irrational measures to see it through.

OTHER CHARACTERS



Whit

Danni's pseudo-boyfriend and principle enabler, he's young enough to still hold his ambitions dear but old enough to sample some of the hardships a person in lower-middle America has to dole out. His biggest flaw: part of him still thinks he's 21 and invincible. He refuses to accept any relationship as permanent. Worse even, he steals from their employer, justifying to Danni why it's ok for people like them. However he's one of the few people who still sees the rabid benevolence in Danni and understands why it's important not to ignore it, even if he doesn't always agree with the methods which she shows it. He's an anti-hero with a duplicitous undertone like Ben Foster or Dan Stevens.

At first glance, Harland might be considered a well-to-do retiree just living off a handsome pension. That might be true if he had worked a single honest day in his life. He's one of the most personable crooks you'll ever meet but only because he's desperately concealing a heinous repertoire. He enjoys the good life all too much and won't let anyone ruin that, even a charming woman like Danni, who's remarkably been able to burrow through Harland's leathery exterior. Think Jeffrey Dean Morgan or Michael Biehn.



Harland



Élan

Élan is the Yin to the rest of the character's Yang. A Pacific-Northwestern Native American, he's cut from the same cloth as every small-town, empathetic lawman who's made a career from a moral viewpoint. Now if he could just get his ex-wife, Danni, out of his life, he'd be a happier person. But he can't, so he continues to chase her around like a puppy, soliciting unwanted help and turning the other cheek when suspecting fishy activity. Actors like Gil Birmingham or Lou Diamond Phillips would be a perfect fit.

As Harland's only son and 20-year-old ne'er-do-well, he didn't stand a chance being placed on this family tree. A thug with a million-dollar roof over his head who loves playing the role more than anything else, Robbie finds Danni at her most desperate time and takes advantage of it: there's a noticeable pattern there and proves that the apple doesn't fall too far from the tree. Young actors like Nick Robinson or Harry Styles.



Robbie

MARKET


BLUE RUIN
"THE MOST SUSPENSEFUL AMERICAN FILM OF THE YEAR"

BUDGET: $400K
REVENUE: $1 MIL


I WILL FOLLOW
3.11.11

BUDGET: $50K
REVENUE: $150K


middle of nowhere

BUDGET: $200K
REVENUE: $237K


"A PORTRAIT OF INSANITY THAT IS CHILLING."
A HORRIBLE WAY TO DIE
"WHAT AN INCREDIBLE FILM."

BUDGET: $96K
SOLD FOR: $250K

Budget: **$100k**

Target Audience: **Male/Female 18 - 35**

For more details on how to invest in *Martingale* please contact:

Chris Taylor - *Martingale* Producer
chris@adventusfilms.net
Office: 206.260.2077

Company Website:
www.adventusfilms.net